		Exhibit 12.1

EL PASO PIPELINE PARTNERS, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except For Ratio)
	Six Months Ended June 30,
	2014	2013
Earnings:
Pre-tax income from continuing operations before adjustment for earnings from equity investments (including amortization of excess cost of equity investments) per statements of income	$293	$304
Add:
Fixed charges	150	152
Distributed income of equity investees	18	7
Income as adjusted	$461	$463

Fixed charges:
Interest expense, net per statements of income (includes amortization of debt discount, premium and debt issuance costs; excludes AFUDC)	$149	$151
Add:
Portion of rents representative of the interest factor	1	1
Fixed charges	$150	$152

Ratio of earnings to fixed charges	3.1	3.0